Exhibit 99(b) Energy Future Holdings Corp. Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Twelve Months Ended September 30, 2012	Twelve Months Ended September 30, 2011
Net loss	$(1,408)	$(1,776)	$(1,545)	$(1,615)
Income tax benefit	(879)	(1,042)	(971)	(989)
Interest expense and related charges	2,746	3,467	3,573	3,929
Depreciation and amortization	1,015	1,119	1,395	1,483
EBITDA	$1,474	$1,768	$2,452	$2,808
Oncor distributions/dividends	100	64	152	91
Interest income	(2)	(2)	(2)	(3)
Amortization of nuclear fuel	124	104	162	142
Purchase accounting adjustments (a)	74	182	96	233
Impairment and write-down of assets (b)	9	429	13	441
Debt extinguishment gains	—	(25)	(26)	(673)
Equity in earnings of unconsolidated subsidiary	(249)	(235)	(300)	(272)
Unrealized net loss resulting from hedging and trading transactions	1,290	247	985	641
Amortization of "day one" net loss on Sandow 5 power purchase agreement	—	—	—	(2)
Noncash compensation expense (c)	11	8	16	13
Severance expense	1	54	(46)	54
Transition and business optimization costs (d)	31	30	40	36
Transaction and merger expenses (e)	29	27	39	38
Restructuring and other (f)	7	74	6	(41)
Expenses incurred to upgrade or expand a generation station (g)	69	100	100	100
Adjusted EBITDA per Incurrence Covenant	$2,968	$2,825	$3,687	$3,606
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,254	1,206	1,571	1,508
Adjusted EBITDA per Restricted Payments Covenant	$4,222	$4,031	$5,258	$5,114
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Nine and twelve months ended 2011 includes $46 million related to an asset sale.

(b)	Impairment of assets in the nine and twelve months ended 2011 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the April 2011 amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.